Mail Stop 4561

August 1, 2007

Carol A. Schneeberger
Chief Financial Officer
Peoples Bancorp, Inc.
138 Putnam Street, PO Box 738
Marietta, Ohio 45750

      RE: Peoples Bancorp, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 12, 2007
            File No. 000-16772

Dear Ms. Schneeberger,

      We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise future filings to disclose accumulated balances for each component of other comprehensive income. Refer to the example disclosure of accumulated other comprehensive income balances for all formats included in the illustrative examples in appendix B of SFAS 130.

2. Please revise future filings to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income. Refer to the example disclosure of related tax effects allocated to each component of other comprehensive income for all formats included in the illustrative examples in appendix B of SFAS 130.

Note 10. Employee Benefits, page 67

3. It appears you have included the transition adjustment required upon the adoption of SFAS 158 in the determination of comprehensive income. Please revise future filings to report the transition adjustment as an adjustment of the ending balance of accumulated other comprehensive. Refer to paragraph A7 of SFAS 158.

4. Please revise future filings to include the disclosures requirements of paragraphs 20 and 21 of SFAS 158 or advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant